

Mail Stop 4631

June 5, 2009

via U.S. mail and facsimile

Adam Wasserman, Chief Financial Officer
Gold Horse International, Inc.
c/o Jin Ma Group Co., Ltd.
31, TongDao South Road, Huiming District
Hohot, Inner Mongolia
People's Republic of China

      RE: **Gold Horse International, Inc.**
             Form 10-K for the Fiscal Year Ended June 30, 2008
             Form 10-Q for the Fiscal Quarter Ended March 31, 2009
             File No. 000-30311

Dear Mr. Wasserman:

      We have reviewed your response letter dated April 29, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Note 1 – Organization and Summary of Significant Accounting Policies, page 7

Accounts and other receivables, page 12

1. Your response to prior comment 9 states that you have not yet netted the other receivable balance against the specific allowance. Please explain what you mean by this statement and clarify whether the allowance that you have disclosed on page 12 is included in the total balance presented on your balance sheet. Further consider presenting, in future filings, the activity in your accounts receivable, notes receivable and other receivables valuation allowance accounts for each interim period presented. Refer to Rule 10-01(a)(5) of Regulation S-X.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

2. We have read your response to prior comment 8 and note that you have chosen to include parent only financial statements similar to those required in Rule 5-04 of Regulation S-X. In future filings please ensure that your liquidity discussion provides detailed information on the nature of the restrictions, the amount of restricted assets and what the impact might be on liquidity (payment of interest, principle on debt and dividends to parent company) where such restrictions are material. Additionally, in future filings where you include parent only financial statements please ensure that you account for the subsidiaries as equity method investments so that your parent only total stockholders' equity and net income balances for the years ended June 30, 2008 and 2007 agree to the total audited consolidated financials for the same periods.

3. We note the disclosure of the formula for calculating the Mandatory Default Amount here and in Note 11 to the financial statements. In both MD&A and the footnote, please disclose the actual Mandatory Default Amount resulting from this calculation and clearly disclose all amounts due to the debenture holders. Tell us your basis for accruing an estimate of $218,300 for default payments. Tell us the actual amount owed based on the provisions in the securities purchase agreement and related contracts and explain why you have not accrued the full amount currently due to the debenture holders.

Liquidity and Capital Resources, page 50

Operating Activities, page 51

4. We note you reported negative cash flows from operating activities for the nine months ended March 31, 2009, and you defaulted on certain debt obligations. Given these factors your analysis of operating activities should discuss changes in your operating accounts and the key reasons driving the changes. Your current analysis of operating activities merely recites changes in your operating accounts year over year, which is information that is readily obtainable from the face of the balance sheet. Specifically, you do not provide an analysis of why accounts payable, accrued expenses, construction in progress and accounts receivable increased year over year. Given your limited cash balance as of March 31, 2009, the debt default and contractual cash obligations due less than 1 year, a robust discussion of accounts receivable, timing of collections and collectibility are vital for an investor's understanding of your current and future liquidity. In future filings please identify and quantify the key drivers behind material changes in your operating accounts and provide a robust discussion of accounts receivable.

Refer to Section 501.03 and .04 of the Financial Reporting Codification for guidance.

5. Generally, your short-term liquidity analysis should address your cash needs up to 12 months into the future. Specifically, these cash needs and the sources of funds to meet such needs relate to your day-to-day operating expenses and material commitments coming due during that 12-month period. Given the negative liquidity factors noted above please revise future filings to discuss whether you have sufficient funding to maintain operations and service debt for the next 12 months. Additionally, you disclose on page 51 that you have working capital loans due between August 2009 and September 2012. We note you defaulted on your convertible debt as of March 31, 2009. In future filings, please discuss your ability to satisfy your obligations for the next 12 months. Your disclosure should discuss your debt obligation due in August 2009 and whether you believe you will be able to satisfy this obligation as well as discuss the status of the service fees due to you by Jin Ma Companies and what alternative sources of funding you are seeking out if these service fees will not be paid in the near future. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha at (202) 551-3854 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief